EXHIBIT 99.1

Brookfield Infrastructure Announces Management Changes

BROOKFIELD, NEWS, Dec. 30, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced the appointment of David Krant as Chief Financial Officer of Brookfield Infrastructure, effective March 1, 2021. Mr. Krant succeeds Bahir Manios, who will retain a senior role with Brookfield Infrastructure as Chief Strategy Officer and take on the role of Chief Investment Officer of Brookfield Asset Management’s newly created reinsurance business. In addition, Mr. Manios will retain his responsibilities with respect to Brookfield’s private infrastructure funds.

“Brookfield Infrastructure has grown to be one of the largest and most globally diversified infrastructure companies in the world. These management changes will allow Bahir and David to continue to meaningfully contribute as we look to take advantage of future growth opportunities,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Both Bahir and David have made significant contributions to the business over the years and we look forward to their continued success in their new roles. David’s progression to the CFO role exemplifies Brookfield’s commitment to developing and growing leaders within the organization.”

Mr. Krant, a CPA, has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time he has performed a number of critical roles in a finance and operations capacity, most recently as Senior Vice President of Finance.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $575 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com